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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9
                                (RULE 14D-101)
                               (Amendment No. 3)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                              HARTFORD LIFE, INC.
                           (Name of Subject Company)


                              HARTFORD LIFE, INC.
                     (Name of Person(s) Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0l PER SHARE
                        (Title of Class of Securities)


                                    4165924
                     (CUSIP Number of Class of Securities)


                              Lynda Godkin, Esq.
                              Hartford Life, Inc.
                             200 Hopmeadow Street
                          Simsbury, Connecticut 06089
                           Telephone: (860) 547-5000
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person Filing Statement)


                                WITH COPIES TO:


Jack H. Nusbaum, Esq.                        George W. Bilicic, Jr., Esq.
Jeffrey S. Hochman, Esq.                        Cravath, Swaine & Moore
Willkie Farr & Gallagher                           825 Eighth Avenue
787 Seventh Avenue                             New York, New York 10019
New York, New York 10019                       Telephone: (212) 474-1000
Telephone: (212) 728-8000

 [.] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                                             2

          This Amendment No. 3 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 24, 2000 by Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Hartford Fire Insurance Company, a Connecticut corporation and a wholly owned subsidiary of The Hartford Financial Services Group, Inc., to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase"), as amended.


ITEM 9.   EXHIBITS

          Item 9 is hereby amended by the following:


          Exhibit No.                Description

          (a)(12) Text of press release issued by The Hartford Financial Services Group, Inc., dated June 22, 2000.


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                                                                             3

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HARTFORD LIFE, INC.


                                        By: /s/ Michael O'Halloran
                                            ---------------------------
                                            Name:  Michael O'Halloran
                                            Title: Authorized Officer


Dated:  June 22, 2000